UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Blake L. Sartini

c/o Golden Entertainment, Inc.

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

with a copy to:

D’Oro Holdings, LLC

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 381013 10 1
(1)	Name of reporting person: Blake L. Sartini
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States of America
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 23.0%
(14)	Type of reporting person: IN

(1)

Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
(1)	Name of reporting person: Delise F. Sartini
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States of America
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 23.0%
(14)	Type of reporting person: IN

(1)	Delise F. Sartini and her husband, Blake L. Sartini, are Co-Trustees of the Trust. As a Co-Trustee of the Trust, Ms. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
(1)	Names of reporting persons: The Blake L. Sartini and Delise F. Sartini Family Trust
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Nevada
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 23.0%
(14)	Type of reporting person: OO

(1)	Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of the Trust.

CUSIP No.: 381013 10 1
(1)	Name of reporting person: D’Oro Holdings, LLC
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Nevada
Number of	(7)	Sole voting power: 750,000
shares beneficially owned by	(8)	Shared voting power: 0
each reporting person	(9)	Sole dispositive power: 750,000
with:	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 750,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 2.7%
(14)	Type of reporting person: OO

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer”).  This Amendment No. 3 is being filed jointly by Blake L. Sartini (“Mr. Sartini”), Delise F. Sartini (“Ms. Sartini”), The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”) and D’Oro Holdings, LLC (“D’Oro”), (i) to report the sale by the Trust on January 23, 2018 of 953,506 shares of Common Stock in an underwritten public offering, and (ii) to update the ownership percentages reported in the Schedule 13D previously filed by Mr. Sartini, Ms. Sartini, the Trust and D’Oro with the Securities and Exchange Commission (the “SEC”) on August 10, 2015, as amended by Amendment No. 1 thereto filed with the SEC on November 2, 2015, and as further amended by Amendment No. 2 thereto filed with the SEC on November 10, 2015 (collectively, the “Schedule 13D”) following recent issuances by the Company of shares of Common Stock.  This Amendment No. 3 also updates, amends and supplements the Items of the Schedule 13D set forth below.  Mr. Sartini, Ms. Sartini, the Trust and D’Oro are each referred to herein as a “Reporting Person” and together are referred to as the “Reporting Persons.”

The Schedule 13D is hereby amended as follows:

Item 4.Purpose of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

As previously reported, on August 27, 2015, the Issuer’s Compensation Committee granted Mr. Sartini a stock option to purchase 440,000 shares of Common Stock under the Golden Entertainment, Inc. 2015 Incentive Award Plan (the “2015 Plan”), subject to shareholder approval of the 2015 Plan.  The 2015 Plan was approved by the Company’s shareholders on June 13, 2016.  The options had an exercise price of $9.05 per share.  On July 14, 2016, following the Company’s payment of a special cash dividend to certain shareholders of the Company of $1.71 per share of Common Stock, the Issuer’s Compensation Committee approved equitable adjustments to all of the outstanding stock options of the Issuer to reduce the exercise prices thereof by $1.71 per share.  As a result, the exercise price of the options granted to Mr. Sartini in August 2015 was reduced to $7.34 per share.

Also, as previously reported, on August 26, 2016, the Issuer’s Compensation Committee granted Mr. Sartini a stock option to purchase 264,000 shares of Common Stock under the 2015 Plan, and on March 20, 2017, the Issuer’s Compensation Committee granted Mr. Sartini a stock option to purchase 200,000 shares of Common Stock under the 2015 Plan.  Each of the options has a ten-year term from the date of grant.  The options granted in August 2016 have an exercise price of $12.51 per share, and the options granted in March 2017 have an exercise price of $13.50 per share, which in each case was equal to the fair market value of the Issuer’s Common Stock on the date of grant. Provided that Mr. Sartini continues to render services to the Issuer through the applicable vesting date, the options vest as to 25% of the shares on the first anniversary of the respective vesting commencement dates and vest as to the remaining shares in 36 equal monthly installments thereafter. The options are subject to the restrictions in the 2015 Plan regarding exercisability prior to August 1, 2018.

Also, as previously reported, on November 7, 2017, the Issuer’s Compensation Committee granted Mr. Sartini restricted stock units with respect to 26,911 shares of Common Stock under the 2015 Plan.  The vesting of the restricted stock units is subject to the Company’s attainment of an adjusted EBITDA target for fiscal year 2020, and if such target is attained, the restricted stock units will then vest in three equal installments, with the first installment vesting on the date of the Compensation Committee’s certification of the Company’s 2020 results and the remaining two installments vesting on October 20, 2021 and 2022, respectively, provided that Mr. Sartini continues to render services to the Issuer through the applicable vesting dates.

Except as set forth in the Schedule 13D and this Amendment No. 3, neither the Reporting Persons nor the Manager has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)The aggregate percentages of Common Stock reported that are owned by the Reporting Persons are based upon 27,346,614 shares of Common Stock outstanding, consisting of:  (1) 26,371,614 shares of common stock outstanding as of November 6, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017; and (2) 975,000 shares of Common Stock issued by the Issuer on January 23, 2018 in connection with an underwritten public offering.

Mr. Sartini and Ms. Sartini, as Co-Trustees of the Trust, each are deemed to beneficially own the 6,292,887 shares of Common Stock that are owned by the Trust, constituting approximately 23.0% of the Common Stock outstanding.  D’Oro beneficially owns 750,000 shares of Common Stock, constituting approximately 2.7% of the Common Stock outstanding.  Blake L. Sartini, II (the

“Manager”), the adult son of Mr. and Ms. Sartini and the Senior Vice President of Distributed Gaming of the Issuer, is the sole manager of D’Oro and the trustee of the Children’s Trusts and in such capacities may be deemed to beneficially own the shares of Common Stock beneficially owned by D’Oro.  Each of Mr. Sartini, Ms. Sartini and the Trust disclaims beneficial ownership of the 750,000 shares of Common Stock that are owned by D’Oro, and D’Oro disclaims beneficial ownership of the 6,292,887 shares of Common Stock that are owned by the Trust.  As described in Item 4 above, the Issuer’s Compensation Committee has granted Mr. Sartini stock options to purchase an aggregate of 904,000 shares of Common Stock under the 2015 Plan and restricted stock units with respect to 26,911 shares of Common Stock under the 2015 Plan.

As reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(5) with the SEC on January 19, 2018, following the completion of the underwritten public offering discussed therein, as of January 23, 2018 the Berman Entities beneficially own an aggregate of 1,496,196 shares of Common Stock (constituting approximately 5.5% of the Common Stock outstanding) and the other Existing Shareholders beneficially own 505,194 shares of Common Stock (constituting approximately 1.8% of the Common Stock outstanding).  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the Existing Shareholders (including the Berman Entities).

(b)Mr. Sartini, Ms. Sartini and the Trust each have shared voting and shared dispositive power with respect to all of the shares of Common Stock owned by the Trust.  D’Oro has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock owned by D’Oro.  The Manager is the sole manager of D’Oro and trustee of the Children’s Trusts and in such capacities may be deemed to have voting and dispositive power with respect to all of the shares of Common Stock owned by D’Oro.

(c)On January 23, 2018, the Trust sold 953,506 shares of Common Stock in an underwritten public offering at a price of $26.635 per share (after underwriting discounts and commissions).  Mr. and Ms. Sartini are co-trustees of the Trust.  Except as otherwise described in the Schedule 13D and this Amendment No. 3, neither the Reporting Persons nor the Manager have effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 4 above is incorporated herein by reference.

As previously reported, on July 31, 2015, the Issuer, the Trust and the Existing Shareholders executed an NOL Preservation Agreement (the “NOL Preservation Agreement”).  As a result of the issuance of 4,046,494 shares of Common Stock to W2007/ACEP Holdings, LLC and the resultant limitations on the Company’s use of its NOLs under Section 382 of the Internal Revenue Code of 1986, as amended, that was triggered by the issuance of such shares, on October 20, 2017 the Issuer, the Trust and the Existing Shareholders entered into a Termination of NOL Preservation Agreement.  This Termination of NOL Preservation Agreement terminated the NOL Preservation Agreement effective immediately following the closing of the Issuer’s acquisition of American Casino & Entertainment Properties, LLC on October 20, 2017.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated November 10, 2015, by and among The Blake L. Sartini and Delise F. Sartini Family Trust, Blake L. Sartini, Delise F. Sartini and D’Oro Holdings, LLC.	Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 10, 2015
99.8

Termination of NOL Preservation Agreement dated as of October 20, 2017 by and between Golden Entertainment, Inc., The Blake L. Sartini and Delise F. Sartini Family Trust, Lyle A. Berman and certain other shareholders of Golden Entertainment, Inc.

Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2017
99.9

Underwriting Agreement, dated January 18, 2018, by and among Golden Entertainment, Inc., the selling shareholders named in Schedule 2 thereto, and J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule 1 thereto.

Incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018	The Blake L. Sartini and Delise F. Sartini Family Trust By:/s/ Blake L. Sartini Name: Blake L. Sartini Title: Co-Trustee
By:/s/ Delise F. Sartini Name: Delise F. Sartini Title: Co-Trustee
Individuals By:/s/ Blake L. Sartini Name: Blake L. Sartini
By:/s/ Delise F. Sartini Name: Delise F. Sartini D’Oro Holdings, LLC By:/s/ Blake L. Sartini, II Name: Blake L. Sartini, II Title: Manager